Exhibit 99.1
FOR IMMEDIATE RELEASE

KERZNER ENTERS INTO AGREEMENT
FOR SALE TO INVESTOR GROUP

PARADISE ISLAND, Bahamas - March 20, 2006 - Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, and an investor group which is being led by the Company’s Chairman, Sol Kerzner and its Chief Executive Officer, Butch Kerzner, today announced that they have entered into a definitive agreement under which the Company will be acquired by the investor group for $76.00 in cash per outstanding ordinary share. The investor group also includes Istithmar PJSC (“Istithmar”), which is a significant shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company’s Directors. The aggregate transaction value, including the assumption of $599 million of net debt as of December 31, 2005, is approximately $3.6 billion.

The Board of Directors of the Company, upon the unanimous recommendation of a Special Committee of Directors formed to evaluate the terms of the transaction, has approved the merger agreement. The Special Committee, which includes representatives of two significant shareholders that are not affiliated with the investor group, negotiated the price and other terms of the merger agreement with the assistance of its financial and legal advisors.

In accordance with the merger agreement, the Company and the Special Committee’s advisors, working under the supervision of the Special Committee will actively solicit superior proposals during the next 45 days. The Kerzners and Istithmar have agreed to cooperate in this solicitation process.

In the event the merger agreement is terminated, in order for the Company to enter into a superior transaction arising during the 45-day solicitation period, the investor group will receive a break-up fee of 1% of the equity value of the transaction (approximately $30 million). In addition, in the event of a superior transaction, Sol and Butch Kerzner have agreed to provide certain transitional services to the acquiring party for a period of six months and, in the event of certain all-cash acquisitions, to vote in favor of the superior transaction. The Company noted that there can be no assurance that the solicitation of superior proposals will result in an alternative transaction. The Company does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors has made a decision.

“We believe that the acquisition by the investor group represents an excellent opportunity for the Company’s shareholders, and in addition, we will be actively soliciting other offers to ensure that value is maximized for all of our shareholders,” said Eric Siegel, Chairman of the Special Committee of the Board of Directors.

FOR IMMEDIATE RELEASE

“We are delighted to be able to move forward with this transaction. The Company remains fully committed to all of its current development and expansion plans as scheduled, including our Phase III expansion on Paradise Island and our joint ventures in Dubai and Morocco. Furthermore, our entire team remains focused on and committed to developing an outstanding proposal in connection with one of the two casino licenses to be issued by the Government of Singapore,” said Butch Kerzner, Chief Executive Officer of the Company. “My father’s and my confidence in the business is reflected by the fact that we will increase our ownership interest in the Company to about 25% upon the completion of this transaction. Throughout this process, it will remain business as usual for all of our operations and we anticipate that all employees, including the existing management team, will retain their current positions after our transaction closes.”

The transaction is expected to close in mid-2006 and is subject to certain terms and conditions customary for transactions of this type, including the receipt of financing and regulatory approvals. Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners have provided commitments to the investor group for the debt portion of the financing for the transaction.

The transaction also requires approval of the merger agreement by the Company’s shareholders. The Kerzners and Istithmar, which together own approximately 24% of the Company’s ordinary shares, have agreed to vote in favor of the transaction. Upon the completion of the transaction, Sol Kerzner will remain Chairman of the Company and will continue to oversee the development and construction of the Company’s projects, and Butch Kerzner will remain Chief Executive Officer. The Company will schedule a special meeting of its shareholders for the purpose of obtaining shareholder approval. Upon completion of the transaction, the Company will become a privately held company and its common stock will no longer be traded on The New York Stock Exchange.

J.P. Morgan Securities Inc. is serving as financial advisor and Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as legal advisors to the Special Committee of the Company’s Board of Directors. Deutsche Bank AG and Groton Partners LLC are serving as financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to the investor group.

Additional Information

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the transaction, which will include the merger agreement and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website at http://www.sec.gov.

In connection with the proposed transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. Shareholders are urged to read these materials and other material filed with or furnished to the SEC carefully when they become available, as they will contain important information about the Company, the proposed transaction and related matters. In addition to receiving the

FOR IMMEDIATE RELEASE

proxy statement and Schedule 13E3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed transaction and related matters, without charge, from the SEC's website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Kerzner International Limited
Coral Towers
Paradise Island, The Bahamas
+1.242.363.6018

This information will also be available at the Company’s website at www.kerzner.com.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis's water-based attractions. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

About Istithmar

Istithmar PJSC is a major investment house based in the United Arab Emirates focusing on private equity, real estate and other alternative investments. Established in 2003, Istithmar was created with the key mission of earning exceptional returns for its investors while maintaining due regard for risk.

Istithmar, which means investment in Arabic, applies global expertise with local insights to coordinate the appraisal and implementation of various opportunities. Istithmar’s ‘I’ investment philosophy is based around three core principles -- Ideas, Inquiry & Integrity -- sets the foundation for the firm which has a broad portfolio of highly successful companies in markets from North America to Europe to Asia to the Middle East.

Established with an initial investment capital pool of $2 billion, Istithmar has, to date, invested in 30 companies deploying approximately $1 billion in equity capital. It currently focuses its activities in four industry verticals - Consumer, Financial Services, Industrial and Real Estate.

About Whitehall

The Whitehall Street Real Estate Funds are Goldman, Sachs & Co.'s primary real estate investment vehicle. Goldman Sachs manages the Whitehall Funds and is also Whitehall’s largest investor. Since 1991, Whitehall has invested approximately $16 billion of equity in real estate and other derivative investments with a gross cost basis of approximately $50 billion. Its investments have been made in 20 countries and include interests in real estate assets, portfolio companies, non-performing loans, mezzanine loans and other related products.

About Colony Capital

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. At the completion of this transaction, Colony will have invested more than $20 billion in over 8,000 assets through various corporate, portfolio and complex property transactions.

Colony Capital is headquartered in Los Angeles, with offices in Beirut, Boston, Hawaii, Hong Kong, London, Madrid, New York, Paris, Rome, Seoul, Shanghai, Singapore, Taipei, and Tokyo.

About Providence Equity Partners

Providence Equity Partners Inc. is a global private investment firm specializing in equity investments in media and entertainment, communications and information companies around the world. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 80 companies operating in over 20 countries since the firm's inception in 1990. Providence Equity is headquartered in Providence, Rhode Island and also has offices in New York and London.

FOR IMMEDIATE RELEASE

About The Related Companies

The Related Companies, L.P. was founded in 1972 by Chairman and CEO Stephen M. Ross. Related is headquartered in NewYork City. To date, Related has developed or acquired real estate assets worth over $10 billion with another $7 billion currently in development. A fully integrated privately owned firm with divisions in development, acquisitions, financial services, property management, marketing and sales, Related is synonymous with architectural and service excellence, and has significant developments, partners and affiliates in Miami, Chicago, Boston, Los Angeles and San Francisco. Related’s historic development of the 2.8 million square foot Time Warner Center has transformed Columbus Circle into one of New York City’s premier destinations and has significantly increased the value of commercial and residential property in the surrounding neighborhoods.

Company Contacts:

Investors
Omar Palacios
+1.242.363.6018
Email: Omar.Palacios@kerzner.com

Media
Lauren Snyder
+1.242.363.6018
Email: Lauren.Snyder@kerzner.com

Judith Wilkinson / Laura Smith
Joele Frank, Wilkinson Brimmer Katcher
+1.212.355.4449

OR

Investor Group Contacts:
Steve Lipin / Robert Mead
Brunswick Group
+1.212.333.3810